SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2018

Commission File Number 0-28800

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DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2018, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated August 14, 2018, "NOTICE OF ACQUISITION OF A BENEFICIAL INTEREST IN SECURITIES"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: August 14, 2018

By: /s/ Riaan Davel
   Name: Riaan Davel
   Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

NOTICE OF ACQUISITION OF A BENEFICIAL INTEREST IN SECURITIES

In accordance with Section 122 of the Companies Act, No 71 of 2008, as amended, and paragraph 3.83(b) of the JSE Limited Listings Requirements, DRDGOLD shareholders are advised that the Company has received notification that Van Eck Associates Corporation ("**Van Eck**") has acquired a beneficial interest in the American Depository Receipt Programme, held by the Bank of New York Mellon ("**Acquisition**").

The Acquisition occurred subsequent to Van Eck disposing of its beneficial interest therein on 9 August 2018, which resulted in Van Eck holding an equivalent of 4.99% of the total issued share capital of the Company. Following the Acquisition, Van Eck now holds an equivalent of 5.01% of the total issued ordinary share capital of the Company.

Johannesburg
14 August 2018

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